UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

D & K Healthcare Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

232861104
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   13G

CUSIP NO.  232861104


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wells Fargo & Company (formerly known as Norwest
            Corporation)*

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                              (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                      555,556
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                    0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                   555,556
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                        0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 555,556

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 14.4%

12)        TYPE OF REPORTING PERSON

             HC



                                   13G

CUSIP NO. 232861104


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank South Dakota, N.A.

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                              (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                      555,5556
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                    0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                   0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                        555,556

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 555,556

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 14.4%

12)        TYPE OF REPORTING PERSON

             BK



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1(a)  Name of Issuer:

           D & K Healthcare Resources, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           8000 Maryland Avenue, Suite 920
           St. Louis, MO  63105

Item 2(a)  Name of Person Filing:

           1.  Wells Fargo & Company
           2.  Norwest Bank South Dakota, N.A.

Item 2(b)  Address of Principal Business Office:

           1.  Wells Fargo & Company
               420 Montgomery Street
               San Francisco, CA  94104

           2.  Norwest Bank South Dakota, N.A.
               101 North Phillips Avenue
               Sioux Falls, SD  57117

Item 2(c)  Citizenship:

           1.  Wells Fargo & Company:  Delaware
           2.  Norwest Bank South Dakota, N.A.:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           232861104


Item 3     The person filing is a:

           1. Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)
           2.  Norwest Bank South Dakota, N.A.:  Bank as defined in
               Section 3(a)(6) of the Act

Item 4     Ownership:

           See Items 5-11 of each cover page

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           See Attachment A

Item 8     Identification and Classification of Members of the Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable


Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  August 24, 1999

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary


AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Wells Fargo &
Company on its own behalf and on behalf of Norwest Bank South Dakota, N.A.

Dated:  August 24, 1999

WELLS FARGO & COMPANY



By:  /s/ Laurel A. Holschuh
         Laurel A. Holschuh, Senior Vice President
          and Secretary

NORWEST BANK SOUTH DAKOTA, N.A.



By:  /s/ Charlotte S. Rodway
         Charlotte S. Rodway
         Assistant Vice President





ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

	Norwest Bank South Dakota, N.A.(1)





__________________

(1)	Classified as a bank in accordance with Regulation 13d-
1(b)(1)(ii)(B).